   As filed with the Securities and Exchange Commission on November 21, 2001


                                                     Registration No. 333-68946


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                                AMENDMENT NO. 1


                                      TO

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                                 BENIHANA INC.
            (Exact name of registrant as specified in its charter)

                           Delaware                                         65-0538630
(State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.)

                               -----------------

                          8685 Northwest 53rd Terrace
                             Miami, Florida 33166
                                (305) 593-0770
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

                          Joel A. Schwartz, President
                                 Benihana Inc.
                          8685 Northwest 53rd Terrace
                                Miami, FL 33166
                                (305) 593-0770
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                                  Copies to:

           Herschel S. Weinstein, Esq.                Robert G. Minion, Esq.
   Dornbush Mensch Mandelstam &Schaeffer, LLP        Steven M. Skolnick, Esq.
                747 Third Avenue                       Lowenstein Sandler PC
            New York, New York 10017                   65 Livingston Avenue
                 (212) 759-3300                   Roseland, New Jersey 07068-1791
                                                          (973) 597-2500

   Approximate date of commencement of proposed sale to public: As promptly as practicable after this Registration Statement becomes effective.



                               -----------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                Subject to completion, dated November 21, 2001


[LOGO] 100% yellow and 100% red Benihana logo
                                750,000 Shares

                                 BENIHANA INC.

                             Class A Common Stock

   We are offering 750,000 shares of Class A Common Stock. Our Class A Common Stock has limited voting rights as compared to our Common Stock. See "Description of our Capital Stock."


   Our Class A Common Stock is traded on The Nasdaq National Market under the symbol "BNHNA." On November 20, 2001, the last sale price of a share of our Class A Common Stock as reported on The Nasdaq National Market was $12.00.


    Investing in our Class A Common Stock involves risks. See "Risk Factors" beginning on page 5.

                                                   Per Share Total
                                                   --------- -----
             Public offering price................     $       $
             Underwriting discount................     $       $
             Proceeds to Benihana, before expenses     $       $

   We have granted the underwriters a 45-day option to purchase up to an aggregate of 112,500 additional shares of Class A Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

   The underwriters are offering the shares of our Class A Common Stock as described in "Underwriting." Delivery of the shares will be made on or about , 2001.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

LADENBURG THALMANN & CO. INC.                                  RYAN, BECK & CO.

                               -----------------

                 The date of this prospectus is        , 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Inside Front Cover of Prospectus

      The inside front cover of the Prospectus is a foldout. A map identifying the locations by city and country of all restaurants owned, operated and franchised by Benihana, including the type of restaurant and the number of restaurants in each city, appears on the outside cover of the foldout. Below the map appears a photograph of customers eating at a Benihana restaurant.

      A picture of the interior of two Benihana restaurants appears on the left inside page of the foldout. The "red flower" symbol of Benihana appears above the pictures on the page.

      A picture of the interior of two Haru restaurants appears on the right inside page of the foldout. The Haru logo appears above the pictures on the page.

                              PROSPECTUS SUMMARY

   This summary highlights selected information about us. It may not contain all of the information that you find important. You should carefully read this entire document, including "Risk Factors" and our consolidated financial statements and their related notes before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                                  Our Company

   We have operated teppanyaki-style Japanese restaurants in the United States for over 36 years, and we believe we are the largest operator of teppanyaki-style restaurants in the country. Our core concept, the traditional Benihana restaurant, offers teppanyaki-style Japanese cooking in which fresh steak, chicken and seafood is prepared by a Benihana chef on a grill which forms a part of the table on which the food is served. Our Haru concept offers an extensive menu of distinctive Japanese fusion dishes in a high energy, urban atmosphere. In addition to traditional, high quality sushi and sashimi creations, Haru offers raw bar items and Japanese cuisine, including New York strip steak with wasabi croquette, spicy shallots and ginger sauce, garlic shrimp and crispy duck.

   We currently:

   . own and operate 52 Benihana and Benihana Grill teppanyaki-style Japanese dinnerhouse restaurants, including one restaurant we operate under the name The Samurai;

   .   franchise others to operate 16 additional Benihana restaurants;


   . own and operate five Haru restaurants in New York City, offering Japanese dining, featuring sushi and sashimi; and



   . own and operate three Sushi Doraku by Benihana restaurants, in which customers select their favorite sushi "kaiten" style from a continuous conveyor system. However, we are evaluating strategic alternatives related to our Sushi Doraku restaurant in Fort Lauderdale, Florida, including a sale of this restaurant.


   We own the related United States trademarks and service marks to the names "Benihana," "Benihana of Tokyo" and the "red flower" symbol and we have the exclusive rights to own, develop and license Benihana and Benihana Grill restaurants in the United States (other than Hawaii), Central and South America and the islands of the Caribbean Sea. We have also filed an application to register the "Haru" trademark.


   Sales by our owned restaurants were approximately $161.9 million for the fiscal year ended April 1, 2001, as compared to approximately $136.4 million for the prior fiscal year, and were approximately $87.7 million for the 28 week period ended October 14, 2001, as compared to approximately $83.2 million for the comparable period in the prior fiscal year. Our net income for the fiscal year ended April 1, 2001 was approximately $9.1 million, as compared to approximately $8.7 million for the prior fiscal year, and was approximately $2.8 million for the 28 week period ended October 14, 2001 as compared to approximately $4.0 million for the comparable period for the prior year.


   We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 8685 Northwest 53rd Terrace, Miami, Florida 33166 and our telephone number is (305) 593-0770.


                              Recent Developments



   Following the tragic events of September 11, we experienced a decline in sales, particularly in New York City, where we operate two Benihana and five Haru restaurants, and in other urban markets in which we have restaurants. During the week immediately following September 11, our comparable store sales nationally declined by approximately 13% as compared to the similar period of the prior year. However, for the period from September 11 to the end of our second quarter as compared to the same period of the prior year, the decline decreased to a decline of approximately 7% for such period.

                                   Strategy

   The critical elements of our growth strategy are as follows:


      Selectively Pursue Restaurant Growth. We believe that our Benihana concept has broad appeal and that, as a result, we have significant opportunities to expand our business. We plan to capitalize on our broad customer appeal and strong brand recognition within the casual dining segment by opening new restaurants, selectively acquiring existing Asian-theme restaurants in major U.S. markets and franchising new restaurant locations. We are currently developing or have under construction three new Benihana restaurants in Westbury, New York, and Irving and The Woodlands, Texas.


      Maintain Strong Unit Economics. Our experienced management team intends to maintain attractive store margins due to sustained sales growth and effective cost controls.

      Continue To Build Brand Awareness And Customer Loyalty. We intend to continue to provide marketing and promotional support to sustain and grow our reputation for distinctive value, quality food and customer satisfaction.

      Provide Strong Management Support. Led by Joel Schwartz, our Chief Executive Officer, our senior management team has an average of 15 years with our company and is experienced in developing and operating distinctive, high-volume casual dining establishments.

                                 The Offering

Class A Common Stock to be offered...   750,000 shares

Total Class A Common Stock to be
outstanding after this offering(1)...   3,755,380 shares


Total Common Stock to be outstanding
after this offering (2)..............   3,281,202 shares


Use of proceeds......................   To reduce bank debt, to construct or
                                        acquire additional restaurants, and for
                                        working capital and general corporate
                                        purposes, including capital
                                        expenditures for existing restaurants.

Nasdaq National Market symbols.......   Class A Common Stock--BNHNA
                                        Common Stock --BNHN
--------

(1)Does not include (i) 1,542,271 shares of Class A Common Stock issuable upon exercise of outstanding options and warrants to purchase shares of Class A Common Stock with an average exercise price of $10.85 per share, (ii) 3,281,202 shares of Class A Common Stock issuable upon conversion of the Common Stock, and (iii) 80,500 shares of Class A Common Stock issuable upon conversion of shares of Common Stock which are issuable upon exercise of outstanding options to purchase shares of Common Stock.

(2)Does not include 80,500 shares of Common Stock issuable upon exercise of outstanding options to purchase shares of Common Stock with an average exercise price of $7.29 per share.

                         Summary Financial Information


   The following historical consolidated financial information, except for the information provided for the 28 week periods ended October 8, 2000 and October 14, 2001, have been derived from our historical consolidated financial statements that have been audited by Deloitte & Touche LLP, our independent auditors. The historical consolidated financial information for the 28 week periods ended October 8, 2000 and October 14, 2001 are derived from our unaudited consolidated financial statements. The unaudited financial information includes all adjustments, consisting of only normal recurring accruals, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the 28 week period ended October 14, 2001 are not necessarily indicative of the results that may be expected for any other period. Our fiscal year consists of 52 or 53 weeks and ends on the Sunday closest to March 31/st/. The first fiscal quarter of each fiscal year consists of 16 weeks and subsequent quarters each consist of 12 weeks, except in the case of a 53 week fiscal year, in which the last quarter consists of 13 weeks. The following summary consolidated financial information should be read in conjunction with our consolidated financial statements and their related notes and our discussion and analysis thereof incorporated by reference in this prospectus.

                                 Benihana Inc.
                         Summary Financial Information


                                                  Fiscal Year Ended                      Two Quarters Ended
                                  ------------------------------------------------  ---------------------------
                                  March 30, March 29, March 28, March 26, April 1,   October 8,    October 14,
                                    1997      1998      1999      2000      2001        2000           2001
                                  --------- --------- --------- --------- --------  ------------- --------------
                                                      (in thousands, except per share data)
Consolidated Statement of Earnings Data:
Total revenues...................  $85,204  $ 99,757  $119,149  $137,477  $163,243     $83,766       $88,421
Cost of sales....................   21,658    25,894    30,964    36,588    43,301      22,955        22,786
Restaurant operating expenses....   47,057    53,846    65,188    74,088    89,427      45,842        52,123
Selling, general & administrative
 expenses........................    8,359     9,914    11,343    11,402    13,690       7,210         7,555
Impairment charge................       --        --        --        --        --          --           438
Interest expense, net............      904     1,076     1,644     1,297     1,233         829           589
Minority Interest................                                     81        40          52           (40)
Income before taxes..............    7,179     8,862     9,998    13,455    14,099       5,954         3,929
Net income.......................    4,947     5,940     6,518     8,733     9,091       4,024         2,829
Pro forma net income (1).........    4,947     6,104     7,031     9,364     9,989       4,507         2,829
Basic earnings per common share..     0.81      0.96      1.06      1.41      1.47        0.65          0.45
Diluted earnings per common
 share...........................     0.77      0.93      1.02      1.32      1.38        0.61          0.43
Pro forma diluted earnings per
 common share (1)................     0.77      0.96      1.10      1.42      1.52        0.68          0.43

Other Financial Data:
EBITDA (2).......................  $10,510  $ 12,938  $ 15,529  $ 19,101  $ 20,510     $ 9,451       $ 7,363
Cash flows provided by (used in):
  Operating activities...........    6,300    11,245    12,726    15,811    14,918       5,634         4,505
  Investing activities...........   (2,853)  (24,218)   (7,230)  (18,109)  (14,567)     (7,316)       (8,669)
  Financing activities...........   (1,126)    7,099    (4,981)    1,779      (581)      1,829         3,669
Percentage increase in comparable
 store sales.....................      3.9%      8.6%      7.8%     10.6%     10.6%       12.0%          2.3%


                                                 At Fiscal Year End
                                  ------------------------------------------------  At October 8, At October 14,
                                    1997      1998      1999      2000      2001        2000           2001
                                  --------- --------- --------- --------- --------  ------------- --------------
                                                      (in thousands, except operating data)
Consolidated Balance Sheet
 Data:
Total assets.....................  $40,562  $ 58,157  $ 60,868  $ 75,445  $ 85,929     $81,517       $92,901
Long-term debt including current
 maturities......................    6,543    16,840    12,407    14,646    14,645      16,748        18,533
Stockholders' equity.............   22,754    28,223    34,699    43,545    52,685      47,634        55,673

Other Operating Data:
Number of restaurants at end of
 period..........................       38        49        51        53        56          56            60


--------

(1)Pro forma effect given to net income and diluted earnings per share for each of the fiscal years presented and for the 28 week period ended October 8, 2000 to give comparable effect for the adoption of SFAS 142 in the 28 week period ended October 14, 2001.


(2)EBITDA, or earnings before interest, taxes on income and depreciation and amortization is a common measurement used by financial statement users to compare one company's performance to another's before considering financing and tax structure and depreciation and amortization policies. EBITDA is not intended to represent cash flow from operations as defined by accounting principles generally accepted in the United States of America and may not be comparable among different companies because of computational and classification differences.

                                 RISK FACTORS

   You should carefully consider these risk factors in addition to our consolidated financial statements. In addition to the following risks, there may also be risks that we do not yet know of or that we currently think are immaterial that may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be adversely affected, the trading price of our Class A Common Stock could decline and you might lose all or part of your investment.

Changes in consumer preferences or discretionary consumer spending could negatively impact our operating results.

   Our restaurants feature teppanyaki-style Japanese food and sushi in a family friendly, casual environment. Our continued success depends, in part, upon the popularity of these foods and this style of casual dining. Shifts in consumer preferences away from this cuisine or dining style could materially adversely affect our future profitability. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could materially adversely affect our operating results and cash flow.

Our growth strategy requires us to open or acquire new restaurants and we may not be able to successfully achieve such growth.

   Our growth strategy requires us to open or acquire new restaurants. The success of our growth strategy depends on a number of factors, some of which are beyond our control, including our ability to:

   .   identify and obtain suitable locations;

   .   negotiate favorable real estate acquisition or lease terms;

   .   recruit and retain skilled management personnel and Benihana chefs;

   .   secure required governmental approvals and permits;

   .   compete for restaurant sites;

   .   timely develop new restaurants; and

   .   secure adequate financing.


   The failure to manage our growth effectively could materially adversely affect our operations and financial condition. We continually evaluate the opening of new restaurants. However, there can be no assurance that we will be able to open all of our planned new restaurants, that such restaurants will be opened on budget or on a timely basis, or that such newly opened restaurants can be operated profitably.

Our strategy of acquiring other related restaurants for growth may not succeed and may adversely affect our financial condition and results of operations.

   Our strategy of growth through acquisitions of related restaurants presents risks that could materially adversely affect our business and financial performance, including:

   .   the diversion of our management's attention;

   . our ability to assimilate the operations and personnel of the acquired restaurants;

   . the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired restaurants;

   .   the need to expand management, administration, and operational systems;
       and

   . increased competition for acquisition opportunities and qualified employees.

   We cannot predict whether:

   . we will be able to acquire additional restaurants on terms favorable to us;

   . we will be able to successfully integrate the operations of any new restaurants into our business;

   .   we will realize any anticipated benefits of completed acquisitions; or

   . there will be substantial unanticipated costs associated with new acquisitions.

   In addition, future acquisitions by us may result in:

   .   potentially dilutive issuances of our equity securities;

   .   the incurrence of additional debt; and

   . the recognition of potential impairment of goodwill and other intangible assets.

   As has been our practice in the past, we continuously evaluate and seek to acquire assets or equity of certain related restaurants. However, we have not reached any agreement or arrangement with respect to any particular acquisition and we may not be able to complete any additional acquisition. This may reduce our growth.

Benihana of Tokyo is able to effectively control Benihana through the election of a majority of the members of our board of directors.

   Immediately following the completion of this offering, Benihana of Tokyo will beneficially own approximately 46.8% of our outstanding shares of Common Stock, or approximately 42.0% of our outstanding voting power. Our Class A Common Stock, voting as a class, has the right to elect one-fourth of the members of our board of directors, rounded to the next higher number of directors, and our Common Stock, voting as a class, has the right to elect the remaining members of our board of directors. Of our current seven member board, five members are elected by the holders of our Common Stock and two members are elected by the holders of our Class A Common Stock. As a result, Benihana of Tokyo is able to effectively control Benihana through the election of a majority of our directors.

Our Class A Common Stock has limited voting rights as compared to our Common Stock.

   In addition to the limited voting rights with respect to the election of directors described above, the shares of Class A Common Stock offered hereby also possess limited voting rights as compared to the shares of Common Stock with respect to others matters submitted to our stockholders for approval. The shares of Class A Common Stock have only one-tenth of a vote per share on all matters, other than the election of directors, which may be voted on by our stockholders voting together as a single class with the holders of our Common Stock which have one vote per share. Because Benihana of Tokyo will beneficially own shares of Common Stock representing approximately 42.0% of our outstanding voting power following this offering, Benihana of Tokyo will be able to influence significantly the outcome of mergers, sales of assets or other corporate transactions or matters submitted for stockholder approval. As a result, our other stockholders may have little influence over matters submitted for stockholder approval.

Our growth prospects in certain locations may be limited by our franchise agreements and the ownership of the Benihana concept and name by Benihana of Tokyo in certain geographic locations.

   We own the rights to the Benihana concept, name and trademarks in the United States, Central and South America and the islands of the Caribbean Sea. Benihana of Tokyo, our largest stockholder, continues to own exclusive rights to the Benihana concept, name and trademarks in countries outside of the United States, Central and South America and the islands of the Caribbean Sea. In addition, Benihana of Tokyo has been granted an exclusive, royalty-free franchise for the Benihana concept and trademarks in the State of Hawaii. We do not control Benihana of Tokyo's use of the Benihana trademarks in countries outside of the United States, Central and South America, the islands of the Caribbean Sea and Hawaii and have no interest in such rights.

   We have granted franchisees the right to use the Benihana name and marks in certain areas in the United States, South America and the islands of the Caribbean Sea and the terms of these franchises, which includes the Las Vegas market, preclude us from opening competing Benihana restaurants in the proximity of the franchised restaurant. The limits on our geographic expansion as a result of the rights of Benihana of Tokyo and our franchisees may adversely impact our growth prospects.

   In addition, our business may be adversely affected by Benihana of Tokyo's and our franchisees':

   . use of the Benihana name and trademarks in a manner inconsistent with our use of the Benihana name and trademarks;

   . failure to maintain the food quality and service level at their Benihana restaurants as exists at the Benihana restaurants we own and operate;

   . failure to adhere to local and national laws, rules and regulations in which their Benihana restaurants are located; and

   . failure to vigorously defend the Benihana name and trademarks against acts of infringement by third parties.

The loss of our key personnel may adversely affect our business.

   We are dependent on the active participation of Joel A. Schwartz, our President and Chief Executive Officer, Taka Yoshimoto, our Executive Vice President-Operations, and Kevin Y. Aoki, our Vice President-Marketing. We cannot assure that any of our management personnel, including Messrs. Schwartz, Yoshimoto and Aoki, will continue to devote sufficient time to our business. The loss of services of, or a material reduction in the amount of time devoted to our business by, these individuals could adversely affect our operations and financial condition. Competition for qualified executive officers is intense. In addition, if we are unable to attract, retain and motivate other highly skilled employees, our business and prospects could be materially adversely affected. We do not have key man insurance for Messrs. Schwartz, Yoshimoto or Aoki.

We are subject to extensive government regulation which can be costly, time consuming and subject us to unanticipated delays.

   The restaurant industry is subject to extensive federal, state and local government regulation relating to:

   .   the preparation and sale of food and alcoholic beverages;

   .   health, fire, sanitation, building and zoning codes;

   . employer/employee relations, including minimum wage requirements, unemployment, overtime, workers' compensation, working conditions, safety standards and citizenship requirements; and

   .   access to our restaurants by disabled persons.

   We also may be subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.


   Termination of the liquor license for any restaurant would adversely affect the revenues for that restaurant. Difficulties in obtaining and maintaining necessary governmental approvals, the failure to obtain or retain, or a delay in obtaining, food and liquor licenses or any other governmental approvals could also materially adversely affect our financial condition and operating results. More stringent and varied requirements, particularly at the local level, may result in increases in the costs of and time required for opening new restaurants, and difficulties in obtaining necessary licenses or permits could cause delays in or cancellations of new restaurant openings. Our operating costs are also affected by increases in minimum wages, unemployment tax rates, mandatory health care coverage and similar matters over which we have no control.

Our operations could be adversely affected by acts of terrorism, war or disasters.



   The aftermath of the September 11 tragedies showed that acts of terrorism and disasters of great magnitude, whether manmade or natural, can materially adversely affect consumer confidence leading to a decline in restaurant sales. Our business, particularly in cities like New York City and other urban markets, depends in part on patronage from tourists, so a decline in tourist volume as a result of acts of terrorism, war, disasters or otherwise could materially adversely affect our financial condition and results of operations. Future acts of terrorism, war or other disasters could have a similar or greater impact on our business, our financial condition and our results of operations.



   We experienced a reduction in restaurant sales following the tragic events of September 11 causing us to fail to meet EBITDA targets required by our loan agreement for the quarter ended October 14, 2001. While we reached agreement, effective October 13, 2001, with our senior lenders to amend our credit facility to revise our EBITDA targets and certain other covenants to take into consideration the reasonably foreseeable effect of the reduction in sales, there can be no assurance that if future acts of terrorism, war or other disasters or events affected our ability to satisfy the requirements under our loan agreement that we would be able to reach similar agreement. In the event we were to default under our loan agreement as a result of such events, our lenders could require us to repay outstanding amounts under our loan agreement which would materially adversely affect our results of operations and financial condition.


Intense competition in the restaurant industry may adversely affect our operating results.

   The casual dining segment of the restaurant industry is expected to remain intensely competitive with respect to price, service, location, and the type and quality of food. Each of our restaurants competes directly or indirectly with locally-owned restaurants as well as regional and national chains, and several of our significant competitors are larger or more diversified and have substantially greater resources than we do. It is also anticipated that growth in the industry will result in continuing competition for available restaurant sites as well as in attracting and retaining qualified management level operating personnel.

Our failure to comply with state and federal law relating to the franchising of Benihana restaurants could subject us to liability to franchisees and to fines and penalties.

   We are subject to various state and federal laws relating to the franchisor-franchisee relationship. Although we believe we are in compliance with these laws, the failure by us to comply with these laws could subject us to liability to franchisees and to fines or other penalties imposed by governmental authorities. In addition, although our franchise agreements give us the right to protect our reputation and trademarks by enforcing strict standards of operation against our franchisees, there can be no assurance that such standards will be complied with at all times or that our efforts to enforce such standards, if necessary, will be successful.

Our operations are susceptible to changes in food and supply costs which could adversely affect our margins.


   Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Any increase in distribution prices could cause our food or supply costs to increase. In addition, various factors beyond our control, including adverse weather conditions, interruption or delays in transportation and governmental regulations, could also cause our food and supply costs to increase. If we are unable to anticipate and react to changes in our food and supply costs by adjusting our purchasing practices, our margins will be reduced and our operating results and cash flows could be adversely affected.


Our business may be adversely affected by infringement of our proprietary rights or by legal actions to enforce or defend our proprietary rights.

   In the United States, the "Benihana" and "Benihana of Tokyo" names and the "red flower" symbol are owned by us and are registered in the United States Patent and Trademark Office and in certain other foreign countries. We have also filed an application to register the "Haru" trademark. Each of these proprietary rights are material to our business. We may not be able to prevent misappropriation of our tradenames and trademarks or protect our other intellectual property. In addition, Benihana of Tokyo and our franchisees have certain rights with respect to this intellectual property which limit our use of such proprietary rights in the locations in which Benihana of Tokyo or such franchisees operate.

   If we are unable to protect our proprietary rights, such inability could materially adversely affect our operations and financial condition. Litigation may be necessary to:

   .   enforce our intellectual property rights;

   .   protect our trade secrets;

   .   determine the scope and validity of such intellectual property rights;
       and

   .   defend claims of infringement of other parties' proprietary rights.


   Litigation could result in substantial costs and diversion of management time and resources and could materially adversely affect our results of operations and financial condition.



Our shareholder rights plan, staggered board of directors and governing provisions in our certificate of incorporation and bylaws could tend to discourage takeover or acquisition proposals not supported by our board of directors.



   We adopted a shareholder rights plan and declared a distribution of one Preferred Share Purchase Right for each share of our Common Stock and Class A Common Stock outstanding as of February 26, 1997 and for each share issued by us after such date. The purchase rights would operate to create substantial dilution to a potential acquiror who seeks to make an acquisition of Benihana if our board of directors believes the terms of the offer by such acquiror are inadequate or structured in a coercive manner. Prior to becoming exercisable, the purchase rights are evidenced by the certificates representing the Common Stock and Class A Common Stock and may not be separately traded. The purchase rights become exercisable on the tenth day, or such later date as our board of directors may determine, after public announcement that a person or a group, subject to certain exceptions, has acquired 20% or more of the outstanding shares of Common Stock or an announcement of a tender offer that would result in beneficial ownership by a person or a group of 20% or more of the outstanding shares of Common Stock.


   Our certificate of incorporation provides for three classes of directors to be elected on a staggered basis, which also enables existing management to exercise significant control over our affairs. Our board of directors also has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

   The existence of our rights plan, our staggered board of directors, our ability to issue shares of preferred stock and other provisions of our certificate of incorporation and bylaws, including our advance notice requirements for stockholder proposals and director nominations and our choice to be governed by the business combination provisions of Delaware corporate law, could tend to discourage takeover or acquisition proposals not supported by our current board of directors.

We do not intend to pay dividends to our stockholders.

   We have not paid any cash dividends on our Common Stock or Class A Common Stock and do not expect to do so in the foreseeable future. In addition, our credit facility prohibits the payment of cash dividends on our common equity without the consent of our lender.

Future sales of our common equity may depress our stock price.


   Sales of a substantial number of shares of our common equity in the public market could cause a reduction in the market price of our Class A Common Stock and Common Stock. We had 3,005,380 and 3,281,202 shares of Class A Common Stock and Common Stock, respectively, issued and outstanding as of November 20, 2001. As of that date, substantially all of those shares were eligible for sale under Rule 144 or are otherwise freely tradeable. In addition, options and warrants to purchase 1,542,271 and 80,500 shares of Class A Common Stock and Common Stock, respectively, were outstanding as of November 20, 2001. As of November 20, 2001, 1,305,160 and 80,500, respectively, of those stock options and warrants were vested and the remainder will vest within the next two years. We may also issue additional shares of common equity in connection with our business and may grant additional stock options to our employees, officers, directors and consultants under our stock option plan. If a significant portion of the shares of our Common Stock or Class A Common Stock were sold in the public market, the market value of our Class A Common Stock could be adversely affected.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "plan," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. Forward-looking statements represent our management's judgment regarding future events. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. All statements other than statements of historical fact included in, or incorporated by reference into, this prospectus regarding our business, financial position, business strategy, budgets, plans, or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the statements under "Risk Factors" set forth above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents we filed with the SEC:


   . Our Annual Report on Form 10-K/A-2 for the fiscal year ended April 1, 2001 (including information specifically incorporated by reference into our Form 10-K/A-2 from our 2001 Annual Report to Stockholders and Proxy Statement for our 2001 Annual Meeting of Stockholders);



   . Our Quarterly Report on Form 10-Q for the fiscal 16-week period ended July 22, 2001; and



   . Our Quarterly Report on Form 10-Q for the fiscal 28-week period ended October 14, 2001.



   We are delivering along with this prospectus a copy of our most recent Annual Report on Form 10-K/A-2 and our most recent Quarterly Report on Form 10-Q which are attached hereto. You may request additional copies of the documents we are attaching hereto and a copy of the other documents we are incorporating by reference, at no cost, by writing or telephoning us at the following address:



       Benihana Inc.
       8685 Northwest 53rd Terrace
       Miami, Florida 33166
       (305) 593-0770
       Attention: Assistant Secretary

   You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

                                USE OF PROCEEDS


   The net proceeds to us from the sale of the shares of Class A Common Stock offered under this prospectus are estimated to be approximately $8.1 million, or approximately $9.4 million if the underwriters' over-allotment option is exercised in full, assuming a public offering price of $12.00 per share, the closing price of the Class A Common Stock on The Nasdaq National Market on November 20, 2001, and after deducting the underwriting discount and estimated offering expenses.



   We intend to use approximately $8.0 million of the net proceeds to reduce indebtedness under our revolving credit facility. Amounts outstanding under this facility bear interest at a variable rate, at our option equal to either the lenders' base rate or LIBOR plus a variable spread. At November 20, 2001, $12.5 million was outstanding under the revolving facility and with a weighted average interest rate of approximately 3.53% per annum. The revolving credit facility and the associated term loan facility have a final maturity date of March 31, 2004. Following repayment of such indebtedness, the $8.0 million applied to the reduction of the revolving credit facility will be available for re-borrowing under the revolving credit facility. We intend to use the remaining proceeds and amounts available under our revolving credit facility to construct or acquire additional restaurants and for working capital and general corporate purposes, including capital expenditures for existing restaurants. While we continue to explore acquisition opportunities, we have not reached any agreement or arrangement with respect to any particular acquisition, and there can be no assurance that any additional acquisitions will be consummated.


   Pending such uses, we plan to invest the net proceeds of this offering in short term, investment grade, interest-bearing securities. Since we cannot specify with certainty the precise manner in which the net proceeds will be allocated, we will have broad discretion in the application of the net proceeds.

                                CAPITALIZATION


   The following table sets forth at October 14, 2001:


   .   our actual capitalization; and


   . our capitalization as adjusted to give effect to the sale of the 750,000 shares of Class A Common Stock offered hereby, the receipt of the estimated net proceeds from this offering and the application of the net proceeds to repay a portion of our outstanding debt obligations, all based on an assumed public offering price of $12.00 per share, the closing price of the Class A Common Stock on The Nasdaq National Market on November 20, 2001. See "Use of Proceeds."



   This capitalization excludes the following shares as of October 14, 2001:


   . 1,542,271 shares of Class A Common Stock issuable upon exercise of outstanding options and warrants to purchase shares of Class A Common Stock;


   . 3,281,202 shares of Class A Common Stock issuable upon conversion of the Common Stock; and


   . 80,500 additional shares of Common Stock issuable upon exercise of outstanding options to purchase shares of Common Stock.

   This table should be read in conjunction with our consolidated financial information and their related notes incorporated by reference in this prospectus.


                                                                                  As of October 14, 2001

                                                                                   Actual    As Adjusted
                                                                                   -------   -----------
                                                                                      (in thousands)
Cash............................................................................. $   440      $   525
                                                                                   -------     -------
Long-term debt(1)................................................................  18,500       10,500
                                                                                   -------     -------
Stockholders' equity:
Preferred Stock -- $1.00 par value; authorized -- 5,000,000 shares; issued and
   outstanding -- 0 shares actual; issued and outstanding -- 0 shares as adjusted      --           --
Common Stock -- $.10 par value; convertible into Class A Stock authorized --
   12,000,000 shares; issued and outstanding, excluding 9,177 shares held in treasury, -- 3,281,202 shares actual; issued and outstanding, excluding 9,177
   shares held in treasury, -- 3,281,202 shares as adjusted......................     329          329
Class A Stock -- $.10 par value; authorized -- 20,000,000 shares; issued and outstanding -- 3,005,380 shares actual; issued and outstanding -- 3,755,380
   shares as adjusted............................................................     301          376
  Additional paid-in capital, net of treasury stock..............................  14,883       22,893
  Retained earnings..............................................................  40,160       40,160
Total Stockholders' Equity.......................................................  55,673       63,758
Total Capitalization............................................................. $74,613      $74,783
                                                                                   =======     =======

--------

(1)Consists only of bank indebtedness under our credit agreement.

                       PRICE RANGE OF OUR COMMON EQUITY

   Our Class A Common Stock and Common Stock trade on The Nasdaq National Market under the symbols "BNHNA" and "BNHN," respectively. The following table sets forth the range of high and low sales prices for our Class A Common Stock and the Common Stock for the periods indicated, as reported on The Nasdaq National Market:


                                                        High    Low
                                                       ------- ------
           Class A Common Stock
           Fiscal Year Ended March 26, 2000
              First Quarter........................... $ 13.75 $10.63
              Second Quarter..........................   15.50  13.50
              Third Quarter...........................   15.63  13.75
              Fourth Quarter..........................   14.25  13.00

           Fiscal Year Ended April 1, 2001
              First Quarter........................... $ 16.00 $ 7.75
              Second Quarter..........................   13.63   9.25
              Third Quarter...........................   11.38   6.88
              Fourth Quarter..........................   11.63   8.13

           Fiscal Year Ending March 31, 2002
              First Quarter........................... $ 14.10 $ 8.21
              Second Quarter..........................   14.25  10.00
              Third Quarter through November  , 2001..   11.00   9.26

           Common Stock
           Fiscal Year Ended March 26, 2000
              First Quarter........................... $14.00  $11.50
              Second Quarter..........................   15.50  13.75
              Third Quarter...........................   15.63  13.38
              Fourth Quarter..........................   14.75  13.25

           Fiscal Year Ended April 1, 2001
              First Quarter........................... $ 16.00 $10.56
              Second Quarter..........................   14.00  11.25
              Third Quarter...........................   13.00   9.00
              Fourth Quarter..........................   12.13  10.25

           Fiscal Year Ending March 31, 2002
              First Quarter........................... $ 14.00 $ 9.82
              Second Quarter..........................   14.05  10.60
              Third Quarter through November 20, 2001.   12.14   9.85



   On November 20, 2001, the last reported sales prices of our Class A Common Stock and Common Stock on The Nasdaq National Market were $12.00 and $12.00, respectively. On November 20, 2001 there were approximately 334 holders of record of the Class A Common Stock and 246 holders of record of the Common Stock.

                                   BUSINESS

General

   We have operated teppanyaki-style Japanese restaurants in the United States for over 36 years, and we believe we are the largest operator of teppanyaki-style restaurants in the country. Our core concept, the traditional Benihana restaurant, offers teppanyaki-style Japanese cooking in which fresh steak, chicken and seafood is prepared by a Benihana chef on a grill which forms a part of the table on which the food is served. Our Haru concept offers an extensive menu of Japanese fusion dishes in a high energy, urban atmosphere. In addition to traditional, high quality sushi and sashimi creations, Haru offers raw bar items and Japanese cuisine, including New York strip steak with wasabi croquette, spicy shallots and ginger sauce, garlic shrimp and crispy duck.

   We currently:

   . own and operate 52 Benihana and Benihana Grill teppanyaki-style Japanese dinnerhouse restaurants, including one restaurant under the name The Samurai;

   .   franchise others to operate 16 additional Benihana restaurants;


   . own and operate five Haru restaurants in New York City, offering Japanese dining, featuring sushi and sashimi; and



   . own and operate three Sushi Doraku by Benihana restaurants, in which customers select their favorite sushi "kaiten" style from a continuous conveyor system. We are evaluating strategic alternatives related to our Sushi Doraku restaurant in Fort Lauderdale, Florida, including a sale of this restaurant.


   We own the related United States trademarks and service marks to the names "Benihana," "Benihana of Tokyo" and the "red flower" symbol and we have the exclusive rights to own, develop and license Benihana and Benihana Grill restaurants in the United States (other than Hawaii), Central and South America and the islands of the Caribbean Sea.


   Sales by our owned restaurants were approximately $161.9 million for the fiscal year ended April 1, 2001, as compared to approximately $136.4 million for the prior fiscal year, and were approximately $87.7 million for the 28 week period ended October 14, 2001, as compared to approximately $83.2 million for the comparable period in the prior fiscal year. Our net income for the fiscal year ended April 1, 2001 was approximately $9.1 million, as compared to approximately $8.7 million for the prior fiscal year, and was approximately $2.8 million for the 28 week period ended October 14, 2001 as compared to approximately $4.0 million for the comparable period for the prior year.



Recent Developments



   Following the tragic events of September 11, we experienced a decline in sales, particularly in New York City, where we operate two Benihana and five Haru restaurants, and in other urban markets in which we have restaurants. During the week immediately following September 11, our comparable store sales nationally declined by approximately 13% as compared to the similar period of the prior year. However, for the period from September 11 to the end of our second quarter as compared to the same period of the prior year, the decline decreased to a decline of approximately 7% for such period.


Strategy

   The critical elements of our growth strategy are as follows:

      Selectively Pursue Restaurant Growth. We believe that our Benihana concept has broad appeal and that, as a result, we have significant opportunities to expand our business selectively. We plan to capitalize on our broad customer appeal and strong brand recognition within the casual dining segment by opening new restaurants, selectively acquiring existing Asian-theme restaurants in major U.S. markets and franchising new restaurant locations. We are currently developing or have under construction three new Benihana restaurants in Westbury, New York, and Irving and The Woodlands, Texas.


      Maintain Strong Unit Economics. Our experienced management team intends to maintain attractive store margins due to sustained sales growth and effective cost controls.

      Continue To Build Brand Awareness And Customer Loyalty. We will continue to provide marketing and promotional support to sustain and grow our reputation for distinctive value, quality food and customer satisfaction.

      Provide Strong Management Support. Led by Joel Schwartz, our Chief Executive Officer, our senior management team has an average of 15 years with our company and is experienced in developing and operating distinctive, high-volume casual dining establishments.

The Benihana Concept

   The Benihana concept offers casual dining in a distinctive Japanese atmosphere enhanced by the unique entertainment provided by our highly-skilled Benihana chefs who prepare fresh steak, chicken and seafood in traditional Japanese style at the customer's table. Most of our Benihana restaurants are open for both lunch and dinner. The Benihana restaurants have a limited menu offering a full course meal consisting of an appetizer, soup, salad, tea, rice, a vegetable, an entree of steak, seafood, chicken or any combination of them and a dessert.

   Specific menu items may be different in the various restaurants depending upon the local geographic market. The servings are portion controlled to provide consistency in quantities served to each customer. Alcoholic beverages, including specialty mixed drinks, wines and beers, and soft drinks are available. The average check size per person was $23.35 in fiscal 2001. During fiscal 2001, beverage sales in both the lounges and dining rooms accounted for approximately 17% of our total restaurant sales. Sushi is offered at all of our traditional restaurants at either separate sushi bars or at the teppanyaki grills.

   An entire teppan table generally seats eight customers. The chef is assisted in the service of the meal by the waitress or waiter who takes beverage and food orders. An entire dinnertime meal takes approximately one hour and thirty minutes.

   Of the 52 Benihana restaurants:

   .   35 are located in freestanding, special use restaurant buildings;

   .   6 are located in shopping centers; and

   .   11 are located in office or hotel building complexes.

   The freestanding restaurants were built to our specifications as to size, style and interior and exterior decor. The other locations were adapted to the Benihana interior decor. The freestanding, traditional Benihana restaurant units, which are generally one story buildings, average approximately 8,000 square feet and are constructed on a lot of approximately 1.25 to 1.50 acres. The shopping center, office building and hotel-based Benihana restaurants are of similar size, but differ somewhat in appearance from location to location in order to conform to the appearance of the buildings in which they are located. A typical Benihana restaurant has 18 teppan tables and seats from 86 to 178 customers in the dining rooms and 8 to 120 customers in the bar lounge areas.


   In addition to the Benihana restaurants opened in June 2001 in Wheeling, Illinois, and in September 2001 in Santa Monica, California, we anticipate opening three new Benihana restaurants in Westbury, New York, and Irving and The Woodlands, Texas in fiscal 2002. In August 2001 we closed a restaurant in Marina del Rey, California, when its lease expired.

The Haru Concept


   The Haru concept offers an extensive menu of distinctive Japanese fusion dishes in a high energy, urban atmosphere. In addition to traditional, high quality sushi and sashimi creations, Haru offers raw bar items and Japanese cuisine, including New York strip steak with wasabi croquette, spicy shallots and ginger sauce, garlic shrimp and crispy duck. Haru also offers delivery and takeout. The average check size per person was $27.92 in fiscal 2001. Two Haru restaurants were operating in fiscal 2001, and three new Haru restaurants opened in May, August and September 2001. We own 80% of the subsidiary that operates the Haru restaurants.


The Sushi Doraku by Benihana Concept


   The Sushi Doraku by Benihana concept offers sushi "kaiten" style. At a kaiten bar, customers select their favorite sushi items from a continuously revolving conveyor system. The average check size per person was $14.20 in fiscal 2001. We have three Sushi Doraku by Benihana restaurants in operation and we do not currently have plans for expansion. We are evaluating strategic alternatives related to our Sushi Doraku restaurant in Fort Lauderdale, Florida, including a sale of the restaurant. We recorded an impairment charge of $438,000 during the 28-week period ended October 14, 2001 for the write-down to fair value of property and equipment at this restaurant as its future projected cash flows are not sufficient to support the previous carrying values of these assets.


Restaurant Operations


   Our Benihana restaurants are centrally managed by our Executive Vice President-Restaurant Operations and are divided among seven geographic regions, each managed by a regional manager. Food preparation in the restaurants is supervised by eight regional chefs. Our Haru restaurants are locally managed in New York, under the supervision of our Chief Executive Officer.


   Each restaurant has a manager and one or more assistant managers responsible for the operation of the restaurant, including personnel matters, local inventory purchasing, maintenance of quality control standards, cleanliness and service.

   Specific strict guidelines as documented in restaurant operations manuals are followed to assure consistently high quality in customer service and food quality from location to location. Operating specifications are used for quality of ingredients, preparation of food, maintenance of premises and employee conduct and are incorporated in manuals used by the managers, assistant managers and head chefs. Food products and portion size are regularly and systematically tested for quality and compliance with our standards. Certain seafood items are purchased in bulk for most of the restaurants under which a certain quantity is purchased at a specific price. Most of the other food products are purchased in local markets. Substantially all of our restaurant operating supplies are purchased centrally and distributed to the restaurants from our warehouse or a bonded warehouse.

   Our chefs are trained in the teppanyaki or sushi style of cooking and customer service in training programs lasting from eight to twelve weeks. A portion of the training is spent working in a restaurant under the direct supervision of an experienced head chef. The program includes lectures on our method of restaurant operations and training in both tableside and kitchen food preparation as applied in our restaurants. Manager training is similar except that the manager trainee is given in-depth exposure to each position in the restaurant. Other categories of employees are trained by the manager and assistant manager at the restaurant. Ongoing continuing education programs and seminars are provided to restaurant managers and chefs to improve restaurant quality and implement changes in operating policy or menu listings.

   We use various incentive compensation plans pursuant to which key restaurant personnel share in the results of operations at both a local and company-wide level.

Marketing

   We utilize television, radio, billboard and print media to:

   .   promote our restaurants;

   .   strengthen our brand identity; and

   .   maintain high name recognition.

   The advertising programs are tailored to each local market and to print media focused on the business traveler. The advertising program is designed to emphasize the inherently fresh aspects of a Benihana meal and the entertainment value of the food preparation at the table. In fiscal year 2001, we expended $6.2 million on advertising and other marketing, approximately 3.8% of our net sales. The entertainment value of the Benihana method of food preparation and service is emphasized to distinguish Benihana from other restaurant concepts.

Franchising

   We have, from time to time, franchised experienced restaurant operators in markets in which we consider expansion to be of benefit to the Benihana system. We have begun to more aggressively pursue franchising opportunities, particularly in Central and South America and the islands of the Caribbean Sea where we own the rights to the Benihana trademarks and system.

   Franchisees bear all direct costs involved in the development, construction and operation of their restaurants. We provide franchisee support for:

   .   site selection;

   .   prototypical architectural plans;

   .   interior and exterior design and layout;

   .   training, marketing and sales techniques; and

   .   opening assistance.

   All franchisees are required to operate their restaurants in accordance with Benihana standards and specifications including menu offerings, food quality and preparation.


   The current standard franchise agreement provides for payment to us of a non-refundable franchise fee of $30,000 to $50,000 per restaurant and royalties of 3% to 6% of gross sales. In fiscal year 2001 revenues from franchising were approximately $1.4 million and in the 28 week period ended October 14, 2001, revenues from franchising were approximately $746,000.


   To comply with the terms of the franchise agreements, we are prohibited from opening additional restaurants within certain areas in which our existing franchisees have the exclusive right to open additional restaurants and operate their existing Benihana restaurants. In general, such franchise agreements currently provide for an initial payment to us with respect to each new restaurant opened by a franchisee and continuing royalty payments to us based upon a percentage of a franchisee's gross sales from each such restaurant throughout the term of the franchise.




   We have entered into a franchise agreement for a third Benihana franchise which we expect to be opened in Caracas, Venezuela in fiscal 2002. We also anticipate that a new Benihana franchise will be opened in fiscal 2003 in Edison, New Jersey.

Trade Names and Service Marks

   Benihana is Japanese for "red flower." In the United States, the "Benihana" and "Benihana of Tokyo" names and "red flower" symbol, which we believe to be of material importance to our business, are owned by us and are registered in the United States Patent and Trademark Office and certain foreign countries. We also own registered trademarks for Samurai, Kyoto brands and the "Sushi Doraku by Benihana" concept. Additionally, we have filed an application to register the "Haru" trademark.

   Benihana of Tokyo, our largest stockholder and originator of the Benihana concept in the United States, continues to own the rights to the Benihana name and trademarks outside of the United States, Central and South America and the islands of the Caribbean Sea. Benihana of Tokyo is also the operator of a Benihana restaurant in Honolulu under an exclusive, royalty-free franchise. We have no financial interest in any restaurant operated or franchised by Benihana of Tokyo.

Employees


   At November 11, 2001, we employed 3,360 persons, of which 3,296 were restaurant employees and 64 were corporate personnel. Most employees, except restaurant management and corporate management personnel, are paid on an hourly basis. We also employ some restaurant personnel on a part-time basis to provide the services necessary during the peak periods of restaurant operations. We believe our relationship with our employees is good.


Properties


   Of the 60 restaurants we operate, six are owned, four are in buildings we own on leased properties, and 50 are in leased premises. These leases require either a specific monthly rental, or a minimum rent and additional rent based upon a percentage of gross sales. In addition, three Benihana restaurants are under construction in Westbury, New York, and Irving and The Woodlands, Texas. Generally, our leases are "triple net" leases which pass increases in property operating expenses, such as real estate taxes and utilities, through to us as tenant. Expiration dates of these leases, including renewal options, range from December 2001 to March 2027.

   The following chart identifies the locations of our owned and franchised restaurants:


                            Owned                              Indiana
California                                                        Indianapolis
   Anaheim                                                     Kentucky
   Burlingame                                                     Louisville
   City of Industry                                            Maryland
   Concord                                                        Bethesda
   Cupertino                                                   Michigan
   Encino                                                         Dearborn
   Monterey                                                       Farmington Hills
   Newport Beach                                                  Troy
   Ontario                                                     Minnesota
   Sacramento (Benihana Grill)                                    Golden Valley
   San Diego                                                   New Jersey
   San Francisco                                                  Short Hills
   Santa Monica                                                   Cherry Hills
   Torrance                                                    New York
Colorado                                                          New York (2)
   Denver                                                         New York (Haru--5)
D.C.                                                              Manhasset
   Washington                                                  Ohio
Florida                                                           Cincinnati (2)
   Fort Lauderdale                                                Cleveland
   Fort Lauderdale (Sushi Doraku)                              Oregon
   Miami Beach                                                    Beaverton
   Miami Beach (Sushi Doraku)                                  Pennsylvania
   Miami                                                          Pittsburgh
   Miami (Samurai)                                             Tennessee
   Orlando                                                        Memphis
   Stuart                                                      Texas
Georgia                                                           Dallas
   Atlanta (2)                                                    Dallas (Benihana Grill)
Illinois                                                          Houston (2)
   Chicago                                                        Sugarland (Benihana Grill)
   Chicago (Sushi Doraku)                                      Utah
   Lombard                                                        Salt Lake City
   Schaumburg
   Wheeling
                          Franchised                           Texas
Alaska                                                            Austin
   Anchorage                                                      San Antonio
Arkansas                                                       Washington
   Little Rock                                                    Seattle
California                                                     Wisconsin
   Beverly Hills                                                  Milwaukee
Florida                                                        Aruba
   Key West                                                    Peru
Hawaii                                                            Lima
   Honolulu/(1)/                                               Venezuela
Nevada                                                            Caracas (2)
   Las Vegas
   Reno
Pennsylvania
   Harrisburg

--------
/(1)/Royalty free franchise to Benihana of Tokyo.

                                  MANAGEMENT

   Following are our executive officers and directors:


          Name        Age                Position with Company
          ----        ---                ---------------------
   Joel A. Schwartz.. 60  President, Chief Executive Officer and a Director
   Taka Yoshimoto.... 56  Executive Vice President--Operations and a Director
   Michael R. Burris. 52  Senior Vice President--Finance and Treasurer
   Kevin Y. Aoki..... 33  Vice President--Marketing and a Director
   Juan C. Garcia.... 38  Vice President--Controller
   John E. Abdo...... 58  Director
   Norman Becker..... 63  Director
   Darwin C. Dornbush 71  Secretary and Director
   Max Pine.......... 67  Director


   Joel A. Schwartz has served as our President, Chief Executive Officer and a director since 1998. Mr. Schwartz became our predecessor's President and a director in 1983.

   Taka Yoshimoto has served as our Executive Vice President since 1992 and a director since 1990. From 1989 to 1992, Mr. Yoshimoto served as one of our Vice Presidents. Mr. Yoshimoto served as our predecessor's Director of Operations from 1985 until 1989.


   Michael R. Burris has served as our Senior Vice President--Finance and Treasurer and Chief Financial Officer since 1999. From 1995 to 1999, Mr. Burris served as our Vice President--Finance and Treasurer and Chief Financial Officer. Prior to his appointment with Benihana, Mr. Burris was a partner with Deloitte & Touche LLP.



   Kevin Y. Aoki has served as our Vice President--Marketing and a director since 1998. Prior to 1998, Mr. Aoki served as General Manager of Benihana of Tokyo, the originator of the Benihana concept and a principal stockholder. From 1993 through 1996, Mr. Aoki served as Unit Manager for our Chicago and Dallas restaurants and as Manager of Sales for our New York region. Mr. Aoki is the son of Rocky H. Aoki, the founder of Benihana.



   Juan C. Garcia has served as our Vice President-Controller since 1999. From 1994 to 1999, Mr. Garcia served as our Controller, and from 1989 to 1994 he served as our Assistant Controller.



   John E. Abdo has been a director since 1990. Mr. Abdo has been principally employed as the Vice Chairman of BankAtlantic since April 1987, Chairman of the Executive Committee of BankAtlantic since October 1985 and a director of BankAtlantic since 1984. He has been a director of the BFC Financial Corporation since 1988 and Vice Chairman of the Board of the BFC Financial Corporation since 1993. He has been a director and Vice Chairman of the Board of BankAtlantic Bancorp, Inc. since 1994 and President of Levitt Corporation (f/k/a BankAtlantic Development Corporation), a wholly owned subsidiary of BankAtlantic, since 1985. BankAtlantic Bancorp. is the corporate parent of Ryan, Beck & Co., LLC, one of the underwriters in this offering. He has served as President and Chief Executive Officer of the Abdo Companies, Inc., a real estate development, construction and real estate brokerage firm, for more than five years.


   Norman Becker has been a director since 1997. Mr. Becker is currently, and has been for more than ten years, self-employed in the practice of public accounting. Prior thereto, Mr. Becker was a partner with Touche Ross & Co., the predecessor of Deloitte & Touche LLP, for a period in excess of 10 years. In addition, Mr. Becker is an officer and director of Ram Ventures Holding Corp. and New Systems Inc.

   Darwin C. Dornbush has served as a director since 1995 and a director of our principal stockholder, Benihana of Tokyo, since 1980. He has served as our Secretary since 1983. Mr. Dornbush is currently, and has been for more than the past five years, a partner in the law firm of Dornbush Mensch Mandelstam & Schaeffer, LLP. Mr. Dornbush is also a director of Cantel Medical Corp.

   Max Pine has served as a director since February 2001. In April 2001, after seven years with Patricof & Co. and BNY Capital Markets, Mr. Pine launched Aries Associates to concentrate exclusively on advising restaurant industry chief executive officers and doing due diligence projects for financial investors. Prior to 1994, he was employed by Restaurant Associates Corp., a New York City-based diversified full-service restaurant company, for 25 years, and served as Chief Executive Officer from 1988 to 1994.

                            PRINCIPAL STOCKHOLDERS

   The following is information relating to the beneficial ownership of our Common Stock and Class A Common Stock prior to the offering, and as adjusted to give effect to the sale of the Class A Common Stock offered hereby, by:


   . all persons we know who own beneficially more than 5% of our Common Stock or Class A Common Stock outstanding as of November 20, 2001;


   .   our executive officers;

   .   our directors; and

   .   all executive officers and directors as a group.


   For purposes of the table below, beneficial ownership is determined in accordance with rules of the SEC. Each beneficial owner's percentage ownership of Common Stock or Class A Common Stock is determined by assuming that options, warrants and other convertible securities (other than the Common Stock) that are held by such person (but not those held by any other person) and that are exercisable or convertible within 60 days of November 20, 2001 have been exercised within or converted. Options, warrants and other convertible securities that are not exercisable within 60 days of November 20, 2001 have been excluded. Unless otherwise noted, we believe that all persons named in the above table have sole voting and investment power with respect to all shares of Common Stock and/or Class A Common Stock beneficially owned by them.


                                 Common Stock

                                                                                Amount and Nature of   Percent
Name (and address if applicable) of Beneficial Owners, Officers and Directors Beneficial Ownership (1) of Class
----------------------------------------------------------------------------- ------------------------ --------

                  Benihana of Tokyo, Inc.
                    8685 Northwest 53rd Terrace
                    Miami, Florida 33166.....................................        1,535,668(2)        46.8%

                  Trust U/W Vincent Terranova(3)
                    33 South Park Terrace
                    Congers, New York 10920..................................          569,436           17.4%

                  Carl J. Terranova(3)
                    159 Chrystie Street
                    New York, New York 10002.................................          354,100           10.8%

                  FMR Corp.(3)
                    82 Devonshire Street
                    Boston, Massachusetts 02109..............................          347,400           10.6%
                  Joel A. Schwartz...........................................           38,333(4)         1.2%
                  Taka Yoshimoto.............................................            8,000              *
                  Juan Garcia................................................              -0-              *
                  John E. Abdo...............................................           27,500              *
                  Norman Becker..............................................            2,500              *
                  Michael R. Burris..........................................           26,000              *
                  Kevin Y. Aoki..............................................               50(2)           *
                  Darwin C. Dornbush.........................................           17,500(2)           *
                  Max Pine...................................................              -0-              *
                  All (9) directors and officers as a group..................        1,655,551(2)        49.4%

--------
* Less than 1%

                               Class A Common Stock

                                                Prior to Offering
                                            -------------------------
                                            Amount and Nature          Percent of
Name (and address if applicable) of           of Beneficial   Percent  Class After
Beneficial Owners, Officers and Directors   Ownership (5)(6)  of Class  Offering
-----------------------------------------   ----------------- -------- -----------

Trust U/W Vincent Terranova(3)
  33 South Park Terrace
  Congers, New York 10920..................       213,900        7.1%      5.7%

FMR Corp.(3)
  82 Devonshire Street
  Boston, Massachusetts 02109..............       266,800        8.9%      7.1%

Goldman Sachs & Co. (3)
  on behalf of Goldman Sachs Asset
  Management
  85 Broad Street
  New York, New York 10004.................       552,500       18.4%     14.7%

Special Situations Fund III L.P.
  153 East 53rd Street
  New York, New York 10022.................       206,100(7)     6.4%      5.2%

Gilder Gagnan Howe & Co., LLC(3)
  1775 Broadway
  New York, New York 10019.................       193,684        6.4%      5.2%

Dalton Griener Hartman Maher & Co., Inc.(3)
  565 5th Avenue
  New York, New York 10017.................       186,100        6.2%      5.0%
Joel A. Schwartz...........................       303,333        9.2%      7.5%
Taka Yoshimoto.............................       188,333        5.9%      4.8%
Kevin Y. Aoki..............................        33,833        1.1%        *
Michael R. Burris..........................       147,633(8)     4.7%      3.8%
Juan C. Garcia.............................        83,833        2.7%      2.2%
John E. Abdo...............................       258,299(9)     8.5%      6.8%
Norman Becker..............................        32,166        1.1%        *
Darwin C. Dornbush.........................        24,333(2)       *         *
Max Pine...................................         5,000          *         *
All (9) directors and officers as a group..     1,076,765(5)    28.0%     23.4%

--------

* Less than 1%

Notes
--------
(1)Beneficial ownership in this table includes the following shares of Common Stock which may be purchased by exercise of options which are presently exercisable: Mr. Schwartz--7,500 shares; Mr. Abdo--17,500 shares; Mr. Becker--2,500 shares; Mr. Burris--25,000 shares; Mr. Dornbush--17,500 shares; all officers and directors as a group--70,000 shares.
(2)The capital stock of Benihana of Tokyo is held in a voting trust. Kevin Aoki, Vice President-Marketing and a director of Benihana, Darwin C. Dornbush, the Secretary and a director of Benihana, Grace Aoki, Kevin Aoki's sister, and Kyle Aoki, Kevin Aoki's brother, are the trustees of this voting trust. In addition, beneficial interest in the Benihana of Tokyo stock is held by a trust of which Kevin Aoki, Kyle Aoki, Grace Aoki and Darwin C. Dornbush are the trustees. By reason of such positions such individuals may be deemed to share beneficial ownership of the Benihana of Tokyo stock and the shares of our stock owned by Benihana of Tokyo.
(3)Based solely upon reports on Schedule 13G or 13F filed by or on behalf of such persons. In the case of the report by Goldman, Sachs & Co., such report was on behalf of Goldman Sachs Asset Management relating to accounts managed or advised by Goldman Sachs Asset Management. In such Schedule 13G, Goldman, Sachs & Co. on behalf of Goldman Sachs Asset Management disclaims beneficial ownership of such shares.
(4)Includes 10 shares of Common Stock owned by Mr. Schwartz's son, as to which shares Mr. Schwartz disclaims beneficial ownership.
(5)Shares of our Common Stock are convertible at any time into shares of our Class A Common Stock at the option of the holder. Therefore, each beneficial owner of our Common Stock may be deemed the beneficial owner of the same number of shares of our Class A Common Stock in addition to the shares of Class A Common Stock shown on the preceding table. For purposes of the Class A Common Stock ownership table, the potential conversion of Common Stock into Class A Common Stock has been excluded.
(6)Beneficial ownership in this table includes the following shares of Class A Common Stock which may be purchased by exercise of options which are presently exercisable or which will become exercisable within 60 days of August 31, 2001: Mr. Schwartz--303,333 shares; Mr. Yoshimoto--188,333 shares; Mr. Aoki--33,333 shares; Mr. Burris--138,333 shares; Mr. Garcia--83,833 shares; Mr. Abdo--29,999 shares; Mr. Becker--31,666 shares; Mr. Dornbush--23,333 shares; Mr. Pine--5,000 shares; all officers and directors as a group--837,163 shares.
(7)Includes 200,000 shares issuable upon exercise of a warrant.
(8)Includes 1,000 shares of Class A Common Stock owned by Mr. Burris' wife; Mr. Burris disclaims beneficial ownership of such shares.
(9)Includes 185,800 shares owned by a trust of which Mr. Abdo is the sole trustee and beneficiary.

                       DESCRIPTION OF OUR CAPITAL STOCK

   Set forth below is a summary of the terms of our capital stock. Such summary is qualified in its entirety by reference to our certificate of incorporation and by-laws and to the applicable provisions of the General Corporation Law of the State of Delaware.

   Our authorized capital stock currently consists of 12,000,000 shares of Common Stock, par value $.10 per share, 20,000,000 shares of Class A Common Stock, par value $.10 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share.

Common Stock

   We have two classes of common stock, called "Common Stock" and "Class A Common Stock." We are authorized to issue 12,000,000 shares of Common Stock and 20,000,000 shares of Class A Common Stock. No preemptive, subscription or redemption rights pertain to either shares of Class A Common Stock or Common Stock. All of the outstanding shares of Class A Common Stock, are, and the shares to be issued in this offering will be, fully paid and non-assessable. The two classes of stock are identical except:

   . The Class A Common Stock, voting as a class, is entitled to elect one-fourth of our board of directors (rounded to the next higher number of directors) and the Common Stock votes as a class to elect the remaining members of our board of directors. Of our current seven member board, five members are elected by the holders of the Common Stock and two members are elected by the holders of the Class A Common Stock.

   . Our Class A Common Stock is entitled to one-tenth of a vote per share, and our Common Stock is entitled to one vote per share, on all matters other than the election of directors.

   . Our Common Stock is convertible into Class A Common Stock on a share-for-share basis.

   . Our Class A Common Stock is entitled to receive dividends per share not less than the amount paid per share on the Common Stock. We have never paid dividends on either class of stock.


   As of November 20, 2001, 3,281,202 shares of Common Stock and 3,005,380 shares of Class A Stock were outstanding, exclusive of existing options and warrants. Benihana of Tokyo owns 1,535,668 shares, or 46.8% of our Common Stock, representing 42.9% of our outstanding voting power prior to the completion of this offering. As a result of such ownership, Benihana of Tokyo has the ability to influence significantly the election of five of our directors and the outcome of corporate transactions or other matters submitted for stockholder approval.


Preferred Stock

   None of the 5,000,000 shares of preferred stock authorized by our certificate of incorporation will be issued or outstanding upon completion of the offering. Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Benihana without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock, including the loss of voting control to others.

Antitakeover Effects of Provisions of the Charter, By-laws and Certain Other Agreements

   Stockholders' rights and related matters are governed by Delaware law and our certificate of incorporation and by-laws. Certain provisions of Delaware law and our certificate of incorporation and by-laws, which are summarized below, may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. Such provisions may also adversely affect prevailing market prices for the common stock.

  Staggered Board of Directors

   Our certificate of incorporation provides that our board of directors is divided into three classes, each elected for a three-year term. This provision could discourage a takeover attempt because at no time is a majority of the board of directors standing for re-election.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

   Our by-laws contain advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by our Secretary no later than 60 days nor more than 90 days prior to such annual meeting (or if less than 70 days' notice of a meeting of stockholders is given, stockholder proposals and nominations must be delivered to the Secretary no later than the close of business on the tenth day following the day notice was mailed). The notice of stockholder nominations must set forth certain information about each nominee who is not an incumbent director.

  Business Combination Provisions

   We are subject to a Delaware statute regulating "business combinations," defined to include a broad range of transactions, between Delaware corporations and "interested stockholders," defined as persons who have acquired at least 15% of a corporation's stock. Under such statute, a corporation may not engage in any business combination with any interested stockholder for a period of three years after the date such person became an interested stockholder unless certain conditions are satisfied. The statute contains provisions enabling a corporation to avoid the statute's restrictions. We have not sought to "elect out" of the statute, and therefore, the restrictions imposed by such statute will apply to us.


Limitation of Liability of Directors



   Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.


   While our certificate of incorporation provides directors and officers with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, our certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's or officer's breach of his duty of care.

Preferred Stock Purchase Rights

   We have a Shareholder Rights Plan and declared a distribution of one Preferred Share Purchase Right for each outstanding share of our Common Stock and Class A Common Stock as of February 26, 1997 and for each share issued by us thereafter. The rights operate to create substantial dilution to a potential acquirer who seeks to make an acquisition, the terms of which our board of directors believes is inadequate or structured in a coercive manner.

   Prior to becoming exercisable, the rights are evidenced by the certificates representing the common stock and may not be separately traded. The rights become exercisable on the tenth day, or such later date as the board of directors may determine, after public announcement that a person or a group, subject to certain exceptions, has acquired 20% or more of the outstanding Common Stock or an announcement of a tender offer that would result in beneficial ownership by a person or a group of 20% or more of the common stock.

Transfer Agent

   First Union National Bank of North Carolina is the transfer agent and registrar of our Common Stock and Class A Common Stock.

                                 UNDERWRITING

   The underwriters named below, for whom Ladenburg Thalmann & Co. Inc. and Ryan, Beck & Co., LLC are acting as the representatives, have agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us, and we have agreed to sell to the underwriters, the respective number of shares of Class A Common Stock set forth opposite their names below:

                                                   Number
                    Underwriter                   of Shares
                    -----------                   ---------
                    Ladenburg Thalmann & Co. Inc.
                    Ryan, Beck & Co., LLC........
                                                   -------
                       Total.....................  750,000

   The underwriting agreement provides that the obligations of the underwriters to purchase the shares of Class A Common Stock included in this offering are subject to approval of legal matters by counsel as well as to other conditions. The underwriters are obligated to purchase all of the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares of Class A Common Stock.

   The underwriters propose to offer some of the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares of Class A Common Stock to certain dealers at the public offering price less a concession not in excess of $
per share. The underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share on sales to certain other dealers.
If all of the shares of Class A Common Stock are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

   We have granted to the underwriters an option, exercisable within 45 days of the date of this prospectus, to purchase up to an aggregate of 112,500 additional shares of Class A Common Stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, in whole or in part, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.

   The following table summarizes the per share and total underwriting discounts and commissions

   . we will pay to the underwriters assuming no exercise of the underwriters' over-allotment option; and

   . we will pay to the underwriters assuming the full exercise of the underwriters' over-allotment option.


                             Paid by Us, No        Paid by Us
                               Exercise of      Full Exercise of
                          Over-Allotment Option Allotment Option
                          --------------------- ----------------
                Per Share           $                  $
                Total....           $                  $


We estimate that the total expenses of the offering payable by us, excluding
underwriting discounts and commissions, will be approximately $   . The
representatives will also receive a non-accountable expense allowance of $75,000 payable by us to the representatives. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rules of fair practice. We have also agreed to pay $50,000 to Morgan Lewis Githens & Ahn Inc. for consulting services provided to us by MLGA in connection with this offering.


   In connection with the public offering of 400,000 shares of Class A Common Stock owned by Benihana of Tokyo, our principal stockholder, in May 2001, Ladenburg Thalmann acted as underwriter, and Ryan, Beck acted as a broker-dealer. Ladenburg Thalmann received underwriting discounts and commissions of approximately

$185,500 and a non-accountable expense allowance of $75,000 from Benihana of Tokyo and Ryan, Beck received discounts and commissions of approximately $26,500. Ryan, Beck is a subsidiary of BankAtlantic Bancorp, of which John Abdo, one of our directors, serves as Vice Chairman and Chairman of the Executive Committee.

   We and certain of our executive officers and directors and Benihana of Tokyo have agreed, with exceptions, not to sell publicly or transfer any shares of Class A Common Stock for a period of 90 days after the date of this prospectus without first obtaining the written consent of Ladenburg Thalmann, on behalf of the underwriters. Specifically, we and these other individuals and entities have agreed not to directly or indirectly:

   .   offer, pledge, sell or contract to sell any shares of Class A Common
       Stock;

   .   sell any option or contract to purchase any shares of Class A Common
       Stock;

   . grant any option, right or warrant for the sale of any shares of Class A Common Stock;

   . lend or otherwise dispose of or transfer any shares of Class A Common Stock; or

   . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of Class A Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

   This lockup provision applies to shares of Class A Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of Class A Common Stock. It also applies to shares of Class A Common Stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restriction described above will not apply if an individual or entity sells or transfers shares of Class A Common Stock in a private transaction in which the transferee agrees to be bound by the terms of such lock up.

   Benihana of Tokyo and certain of our executive officers and directors beneficially owning more than 5% of any class of our equity securities have agreed that, for a period of one year from the date of this prospectus, if such entity or person desires to sell any of our securities in accordance with Rule 144 under the Securities Act, such securities shall be sold under Rule 144 through either of the representatives.

   In connection with this offering, the underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. An over-allotment involves syndicate sales of shares of Class A Common Stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares of Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions.

   Stabilizing transactions consist of certain bids or purchases of Class A Common Stock made for the purpose of preventing or slowing a decline in the market price of the Class A Common Stock while the offering is in progress.

   In addition, the underwriters may impose penalty bids, under which they may reclaim the selling concession from a syndicate member when the shares of Class A Common Stock originally sold by such syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions.

   Similar to other purchase transactions, these activities may have the effect of raising or maintaining the market price of the Class A Common Stock or preventing or slowing a decline in the market price of the Class A Common Stock. As a result, the price of the Class A Common Stock may be higher than the price that might otherwise exist in the open market.

   Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

   We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

   In connection with this offering, the underwriters may engage in passive market making transactions in the Class A Common Stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of the Class A Common Stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

                                 LEGAL MATTERS


   Dornbush Mensch Mandelstam & Schaeffer, LLP, New York, New York, will pass on certain legal matters in connection with the offering, including the validity of the issuance of the shares being offered hereby. Darwin C. Dornbush, a partner in Dornbush Mensch Mandelstam & Schaeffer, LLP., is our Secretary and one of our directors and owns, beneficially and of record, 1,000 shares of the Class A Common Stock and has options to purchase 17,500 shares of our Common Stock and 23,333 shares of Class A Common Stock. Mr. Dornbush is also a trustee of a voting trust which is the record owner of all of the issued and outstanding stock of Benihana of Tokyo, which owns 1,535,668 shares (46.8%) of our Common Stock. Certain legal matters relating to the Class A Common
Stock will be passed on for the underwriters by Lowenstein Sandler PC, Roseland, New Jersey.


                                    EXPERTS


   The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K/A-2 for the year ended April 1, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION


   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549; 233 Broadway, New York, New York 10279; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.




   We have filed a registration statement on Form S-2 and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and the shares of Class A Common Stock. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

                              INDEX TO APPENDICES



Appendix



                                                                                Page
                                                                                ----
A.. Annual Report on Form 10-K/A-2 for the fiscal year ended April 1, 2001..... A-1
B.  Quarterly Report on Form 10-Q for the 28-week period ended October 14, 2001 B-1

Back Cover of the Prospectus

      A photograph of a Benihana chef cooking at a teppan table appears on the inside of the back cover of the Prospectus.

--------------------------------------
--------------------------------------

  You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with any different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus regardless of the time or the delivery of this prospectus or any sale of these securities.

                               -----------------

                               TABLE OF CONTENTS


                                                          Page
                                                          ----
                  Prospectus Summary.....................   1
                  Summary Financial Information..........   3
                  Risk Factors...........................   5
                  Special Note Regarding Forward-Looking
                    Statements...........................  11
                  Incorporation of Certain Information By
                    Reference............................  11
                  Use of Proceeds........................  12
                  Capitalization.........................  13
                  Price Range of Our Common Equity.......  14
                  Business...............................  15
                  Management.............................  21
                  Principal Stockholders.................  23
                  Description of Our Capital Stock.......  26
                  Underwriting...........................  29
                  Legal Matters..........................  31
                  Experts................................  31
                  Where You Can Find More Information....  31
                  Index to Appendices.................... I-1
                  Annual Report on Form 10-K/A-2 for the
                    fiscal year ended April 1, 2001...... A-1
                  Quarterly Report on Form 10-Q for the
                    28-week period ended October 14, 2001 B-1


--------------------------------------
--------------------------------------
--------------------------------------
--------------------------------------

                                750,000 shares

                             Class A Common Stock

                                 BENIHANA INC.


                               -----------------

                                  PROSPECTUS

                                    , 2001

                               -----------------


                              LADENBURG THALMANN
                                  & CO. INC.

                               RYAN, BECK & CO.


--------------------------------------
--------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following statements sets forth the estimated costs and expenses (other than the underwriting discount) in connection with the distribution of the securities being registered, all of which will be borne by the Company:

Registration Fee................................. $  2,620
NASD Filing Fee..................................    1,548
Nasdaq Listing Fee...............................   17,250
Printing.........................................   50,000
Accounting Fees and Expenses.....................   30,000
Underwriters Non-Accountable Expense Allowance...   75,000
Legal Fees and Expenses..........................  135,000
Consulting Fees..................................   50,000
Blue Sky Fees and Expenses (including legal fees)   10,000
Miscellaneous....................................    3,582
                                                  --------
   Total......................................... $375,000

Item 15. Indemnification of Directors and Officers

   Under Section 145 of the Delaware Corporation Law, the Company may, subject to various exceptions and limitations, indemnify its directors and officers if any such director or officer is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including an action by or in the right of the Company by reason of fact that he is or was a director or officer of the Company), or is or was serving at the request of the Company as a director or officer of another corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except in the case of any action by or in the right of the Company to procure a judgment in its favor, as to any matter which such person shall have been adjudicated to be liable for negligence or misconduct in the performance of his duty. The Company shall indemnify each of its directors or officers to the extent that they have been successful on the merits or otherwise in the defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, against expenses (including attorneys' fees) actually and reasonably incurred by them in connection therewith. In addition, Delaware law permits a corporation to limit or eliminate the liability of a director to the corporation and its shareholders for negligent breaches of such director's fiduciary duties in certain circumstances. The foregoing statement is qualified in its entirety by the detailed provisions of
Section 45 and 102 of the Delaware Corporation Law.

   The Company's Certificate of Incorporation and By-Laws contain provisions with respect to the indemnification of directors and officers which provide for indemnification to the full extent provided by Delaware law as described above, including a provision which eliminates the liability of directors for negligent breaches of their fiduciary duties to the Company in certain circumstances.

Item 16.  Exhibits


1.01   Form of Underwriting Agreement.*
2.01   Amended and Restated Agreement and Plan of Reorganization, dated as of December 29, 1994 and amended as of March 17, 1995 among Benihana National Corp. ("BNC"), Benihana of Tokyo, Inc.
       ("BOT"), the Company and BNC Merger Corp. Incorporated by reference to Exhibit 2.01 to the
       Company's Registration Statement on Form S-4, Registration No. 33-88295, made effective March 23,
       1995 (the "S-4").

 4.01   Form of Certificate representing shares of the Company's Common Stock. Incorporated by reference to Exhibit 4.02 to the S-4.
 4.02   Form of Certificate representing shares of the Company's Class A Common Stock. Incorporated by
        reference to Exhibit 4.03 to the S-4.
 4.03   Form of Warrant for 200,000 shares of Class A Stock issued to Douglas M. Rudolph dated
        December 1, 1997. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form
        8-K dated December 1, 1997 (the "Rudy's 8-K").
 4.04   Warrant Agreement dated as of December 1, 1997 between the Company and Douglas M. Rudolph.
        Incorporated by reference to Exhibit 4.1 of the Rudy's 8-K.
 4.05   Amendment dated February 15, 2001 to Warrant Agreement dated December 1, 1997 between
        Douglas M. Rudolph and the Company. Incorporated by reference to Exhibit 4.05 of the Company's
        Annual Report on Form 10-K/A for the fiscal year ended April 1, 2001 (the "2001 10-K").
 5.01   Opinion of Dornbush Mensch Mandelstam & Schaeffer, LLP.*
10.01   License Agreement, dated as of May 15, 1995 between BNC and BOT. Incorporated by reference to
        Exhibit 10.01 to the S-4.
10.02   BNC's 1985 Employees' Stock Option Plan. Incorporated by reference to Appendix II to BNC Proxy
        Statement for its Annual Meeting of Stockholders held on December 11, 1985. Incorporated by reference to Exhibit 10.06 to the S-4.
10.03   1994 Employees' Stock Option Plan. Incorporated by reference to Exhibit 10.07 to the S-4.
10.04   Directors' Stock Option Plan. Incorporated by reference to Exhibit 10.08 to the S-4.
10.05   1996 Class A Stock Option Plan. Incorporated by reference to Exhibit A to Benihana Inc. Proxy
        Statement for its Annual Meeting of Stockholders held on July 19, 1996.
10.06   1997 Class A Stock Option Plan. Incorporated by reference to Exhibit A to Benihana Inc. Proxy
        Statement for its Annual Meeting of Stockholders held on August 27, 1998 (the "1998 Proxy
        Statement").
10.07   Amendments to the Directors' Stock Option Plan. Incorporated by reference to Exhibit B to the 1998
        Proxy Statement.
10.08   2000 Employees' Class A Common Stock Option Plan. Incorporated by reference to Exhibit A to
        Benihana Inc. Proxy Statement for its Annual Meeting of Stockholders held on August 3, 2000.
10.09   Credit Agreement dated December 1, 1997 (the "Credit Agreement") by and among Benihana Inc., the
        Guarantors (as listed and defined therein), and First Union National Bank, as Agent and Lender.
        Incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the
        fiscal year ended March 28, 1999.
10.10   Stockholders Agreement dated as of December 6, 1999 by and among Haru Holding Corp., BNC, Mei
        Ping Matsumura and the Estate of Arthur Cutler.*
10.11   Benihana Incentive Compensation Plan. Incorporated by reference to Exhibit 10.12 to the Company's
        Annual Report on Form 10-K for the fiscal year ended March 31, 1996.
10.12   Employment Agreement dated April 1, 2001 between Joel A. Schwartz and the Company.
        Incorporated by reference to Exhibit 10.07 of the 2001 10-K.
10.13   Employment Agreement dated April 1, 2001 between Taka Yoshimoto and the Company.
        Incorporated by reference to Exhibit 10.12 of the 2001 10-K.
10.14   Employment Agreement dated January 1, 1995 between Michael Burris and the Company.
        Incorporated by reference to Exhibit 10.10 to the S-4.

10.15 Employment Agreement dated October 19, 1998 between Kevin Aoki and the Company. Incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K for the fiscal year ended
      March 26, 2000 (the "2000 10-K").
10.16 Employment Agreement dated September 1, 2000 between Juan C. Garcia and the Company.
      Incorporated by reference to Exhibit 10.15 of the 2001 10-K.
10.17 Consulting Agreement dated April 1, 2001 between Rocky H. Aoki and the Company. Incorporated by reference to Exhibit 10.23 of the 2001 10-K.
10.18 Amendment No. 1 dated December 11, 1997 to Employment Agreement dated January 1, 1995 between Michael R. Burris and the Company. Incorporated by reference to Exhibit 10.18 of the
      Company's Annual Report on Form 10-K for the fiscal year ended March 29, 1998.
10.19 Amendment No. 2 dated September 1, 1998 to Employment Agreement dated January 1, 1995 between Michael R. Burris and the Company.
10.20 Amendment No. 1 dated January 25, 2000 to Employment Agreement dated October 19, 1998 between
      Kevin Aoki and the Company. Incorporated by reference to Exhibit 10.20 to the 2000 10-K.
10.21 Amendment No. 2 dated April 1, 2001 to Employment Agreement dated October 19, 1998 between
      Kevin Aoki and the Company. Incorporated by reference to Exhibit 10.14 to the 2001 10-K.
10.22 Amendment No. 2 dated April 1, 2001 to Employment Agreement dated September 1, 2000 between
      Juan C. Garcia and the Company. Incorporated by reference to Exhibit 10.22 to the 2001 10-K.
10.23 Amendments to the Credit Agreement. Incorporated by reference to Exhibit 10.1 to the Company's
      Quarterly Report on Form 10-Q for the period ended October 14, 2001.
13.01 The Company's Annual Report on Form 10-K/A-2 for the fiscal year ended April 1, 2001.*
13.02 The Company's Quarterly Report on Form 10-Q for the 28 week period ended October 14, 2001.*
23.01 Consent of Deloitte & Touche LLP.
23.02 Consent of Dornbush Mensch Mandelstam & Schaeffer, LLP. Included in Exhibit 5.01.*
24.01 Power of Attorney.*

--------

* Previously filed.


Item 17. Undertakings.

   The undersigned registrant hereby undertakes:

      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 21st day of November, 2001.


                                          BENIHANA INC.

                                                  /S/ JOEL A. SCHWARTZ
                                          By: _________________________________
                                               Joel A. Schwartz, President



   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


         Signature                         Title                      Date
         ---------                         -----                      ----

    /S/ JOEL A SCHWARTZ      President, Chief Executive Officer November 21, 2001
----------------------------  and Director (Principal Executive
      Joel A. Schwartz        Officer)

             *               Senior Vice President, Chief       November 21, 2001
----------------------------  Financial Officer and Treasurer
     Michael R. Burris        (Principal Financial and
                              Accounting Officer)

             *                                                  November 21, 2001
---------------------------- Executive Vice President and
       Taka Yoshimoto         Director

             *               Vice President, Marketing and      November 21, 2001
----------------------------  Director
         Kevin Aoki

             *               Director                           November 21, 2001
----------------------------
        John E. Abdo

             *               Director                           November 21, 2001
----------------------------
       Norman Becker

             *               Director                           November 21, 2001
----------------------------
          Max Pine

             *               Secretary and Director             November 21, 2001
----------------------------
     Darwin C. Dornbush

*By:     /S/ JOEL A SCHWARTZ                                    November 21, 2001
----------------------------
      Joel A. Schwartz
      Attorney-in-fact